Residential Accredit Loans, Inc.
                                     Depositor

                          Residential Funding Corporation
                                  Master Servicer

                  Mortgage Asset-Backed Pass-Through Certificates
                                  Series 1997-QS5

                      $  2,843,770     8.00%     Class M-3 Certificates


                          Supplement dated January 5, 1999
                                         to
                     prospectus supplement dated June 23, 1997
                                         to
                          prospectus dated August 22, 1996
                                     ----------

Residential Funding Securities Corporation, an affiliate of the depositor, will offer to the public the Class M-3 Certificates on a best efforts basis, from time to time, directly or through dealers. The termination of the offering of the Class M-3 Certificates will be the earlier to occur of January 7, 2000 or the date on which all of the Class M-3 Certificates have been sold. Proceeds of such offering will not be placed in escrow, trust or any similar arrangement. The proceeds to the depositor from any sale of the Class M-3 Certificates will be equal to the purchase price paid by the purchaser thereof, net any expenses payable by the depositor and any compensation payable to RFSC and any dealer.

The mortgage pool consists of 1,283 mortgage loans with an outstanding aggregate principal balance of approximately $127,936,395 as of December 1, 1998, after deducting payments of principal due on or prior to that date.

The principal balance of the Class M-3 Certificates after the December 28, 1998 payment date will be approximately $2,843,770, representing approximately 2.22% of the mortgage pool.

As of December 1, 1998, thirty-five mortgage loans, representing approximately 2.85% of the mortgage loans, were 30 to 59 days delinquent; five mortgage loans, representing approximately 0.24% of the mortgage loans, were 60 to 89 days delinquent; six mortgage loans, representing approximately 0.68% of the mortgage loans, were 90 or more days delinquent; and seven mortgage loans, representing approximately 0.64% of the mortgage loans, were in foreclosure. A mortgage loan is considered to be "30 to 59 days", "60 to 89 days" or "90 or more days" delinquent when a payment due on any due date remains unpaid as of the close of business on the last business day immediately prior to the next following monthly due date, the second next following monthly due date or the third next following monthly due date, respectively. The determination as to whether a mortgage loan falls into a category is made as of the close of business on the last business day of each month. Delinquency information presented herein as of December 1, 1998 was determined and prepared as of the close of business on November 30, 1998.

The third, fourth and fifth paragraphs under the heading "ERISA Considerations" on pages S-48 and S-49 in the prospectus supplement should be disregarded and replaced with the following:



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            Because  the  exemptive  relief  afforded by the  Exemption  (or any similar exemption that might be available) will not likely apply to the purchase, sale or holding of the Class M Certificates, no Class M Certificate (or any interest therein) may be acquired or held by any Plan, any trustee or other person acting on behalf of any Plan, or any other person using "Plan Assets" to effect such acquisition or holding (each, a "Plan Investor") unless (i) such acquirer or holder is an insurance company, (ii) the source of funds used to acquire or hold such Certificate (or interest therein) is an "insurance company general account" (as defined in U.S. Department of Labor Prohibited Transaction Class Exemption ("PTCE") 95-60), and (iii) the conditions set forth in Sections I and III of PTCE 95-60 have been satisfied. Each Beneficial Owner of a Class M Certificate (or any interest therein) shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either (i) it is not a Plan Investor or (ii) (1) it is an insurance company, (2) the source of funds used to acquire or hold such Certificate (or interest therein) is an "insurance company general account" (as such term is defined in PTCE 95-60), and (3) the conditions set forth in Sections I and III of PTCE 95-60 have been satisfied.

            If any Class M Certificate (or any interest therein) is acquired or held in violation of the provisions of the preceding paragraph, the next preceding permitted Beneficial Owner will be treated as the Beneficial Owner of such Class M Certificate, retroactive to the date of transfer to the purported Beneficial Owner. Any purported Beneficial Owner whose acquisition or holding of any such Class M Certificate (or interest therein) was effected in violation of the provisions of the preceding paragraph shall indemnify and hold harmless the Depositor, the Trustee, the Master Servicer, any Subservicer, and the Trust from and against any and all liabilities, claims, costs or expenses incurred by such parties as a result of such acquisition or holding.

            Investors in the Class M Certificates are urged to obtain from a transferee of such Certificates a certification of such transferee's eligibility to purchase such Certificates in the form of the representation letter attached as Annex I hereto.

            Because the exemptive relief afforded by the Exemption (or any similar exemption that might be available) also will not likely apply to the purchase, sale or holding of the Residual Certificates, transfers of such Certificates to any Plan Investor will not be registered by the Trustee unless the transferee provides the Depositor, the Trustee and the Master Servicer with an opinion of counsel satisfactory to the Depositor, the Trustee and the Master Servicer, which opinion will not be at the expense of the Depositor, the Trustee or the Master Servicer, that the purchase of such Certificates by or on behalf of such Plan Investor is permissible under applicable law, will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code and will not subject the Depositor, the Trustee or the Master Servicer to any obligation in addition to those undertaken in the Pooling and Servicing Agreement.

            Any fiduciary or other investor of Plan Assets that proposes to acquire or hold the Offered Certificates on behalf of or with Plan Assets of any Plan should consult with its counsel with respect to: (i) whether the specific and general conditions and the other requirements in the Exemption would be satisfied, or whether any other prohibited transaction exemption would apply, and (ii) the potential applicability of the general fiduciary responsibility provisions of ERISA and the prohibited transaction provisions of ERISA and Section 4975 of the Code to the proposed investment. See "ERISA Considerations" in the Prospectus.

     The sale of any of the Offered Certificates to a Plan is in no respect a representation by the

      Depositor or the Underwriter that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan. Dealers will be required to deliver a supplement, prospectus supplement and prospectus when acting as underwriters of the certificates offered hereby and with respect to their unsold allotments or subscriptions. In addition, all dealers selling the Class M-3 Certificates, whether or not participating in this offering, may be required to deliver a supplement, prospectus supplement and prospectus until April 6, 1999.

                    --------------------------------------------

                     Residential Funding Securities Corporation

                                  January 5, 1999

                                      ANNEX I

                            ERISA Representation Letter

                                       [date]
Residential Funding Corporation
8400 Normandale Lake Boulevard, Suite 600
Minneapolis, Minnesota  55437

Residential Accredit Loans, Inc.
8400 Normandale Lake Boulevard, Suite 600
Minneapolis, Minnesota  55437

Bankers Trust Company
Four Albany Street
New York, New York  10006

Re:  Residential  Accredit  Loans,  Inc.  Mortgage   Asset-Backed   Pass-Through
     Certificates, Series 1997-QS5, Class M-[_]

Ladies and Gentlemen:

      [__________________________] (the "Purchaser") intends to purchase from [__________________________] (the "Seller") $[____________] initial Certificate
Principal Balance of the above-referenced certificates (the "Certificates"), issued pursuant to the Pooling and Servicing Agreement (the "Pooling and Servicing Agreement"), dated as of June 1, 1997, among Residential Accredit Loans, Inc., as seller (the "Company"), Residential Funding Corporation, as master servicer (the "Master Servicer") and Bankers Trust Company, as trustee (the "Trustee"). All terms used herein and not otherwise defined shall have the meanings set forth in the Pooling and Servicing Agreement.

      The Purchaser hereby certifies, represents and warrants to, and covenants with the Company, the Trustee and the Master Servicer that, either:

            (a) The Purchaser is not an employee benefit or other plan subject to the prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Internal Revenue Code of 1986, as amended (a "Plan"), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of or purchasing any Certificate with "plan assets" of any Plan within the meaning of the U.S. Department of Labor ("DOL") regulation at 29 C.F.R. ss.2510.3-101; or

            (b) The Purchaser is an insurance company, the source of funds to be used by which to purchase the Certificates is an "insurance company general account" (as such term is defined in DOL Prohibited Transaction Class Exemption ("PTCE") 95-60), and the conditions set forth in Sections I and III of PTCE 95-60 have been satisfied.

      In addition, the Purchaser hereby certifies, represents and warrants to, and covenants with, the Company, the Trustee and the Master Servicer that the Purchaser will not transfer the Certificates to any Plan or person unless such Plan or person meets the requirements set forth in either (a) or (b) above.

                                 Very truly yours,

                                    By:   ___________________
                                    Name: ___________________
                                    Title: ___________________

                                        2


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